Addentax Group Corp.

Kingkey 100, Block A, Room 4805

Luohu District, Shenzhen City, China 518000

November 23, 2021

Via Edgar

Division of Corporation

Finance Office of Life Sciences

U.S. Securities and Exchange Commission

Attention: Ms. Cara Wirth

Re:	Addentax Group Corp. Amendment No. 13 to Registration Statement on Form S-1 Filed October 20, 2021 File No. 333-230943

Dear Ms. Wirth:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of November 12, 2021 with respect to the Amendment No. 13 to Registration Statement on Form S-1 (File No. 333-230943) (the “S-1”) filed with the SEC on October 20, 2021 by Addentax Group Corp., a Nevada corporation (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 14 to the S-1 (the “Amended Registration Statement”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 13 to Registration Statement on Form S-1 Filed October 20, 2021

Cover Page

1.	We note your amended disclosure in response to comment 2. Please revise to indicate that investors will not directly hold any equity interests in your Chinese operating companies. [Emphasis added].

RESPONSE: We respectfully advise the Staff that the disclosure on the cover page of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

2.	Provide a description of how cash is transferred through your organization on the Cover Page. State whether any transfers, dividends, or distributions have been made to date.

RESPONSE: We respectfully advise the Staff that the disclosure on the cover page of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Prospectus Summary, page 2

3.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the disclosure as required has been included in the section titled “PRC Limitation on Overseas Listing and Share Issuances” on page 5 of the Amended Registration Statement.

Our Corporate Structure, page 3

4.	Please revise to indicate the percentage ownership of the public shareholders following the offering.

RESPONSE: We respectfully advise the Staff that the disclosure on page 3 of the Amended Registration Statement has been revised in accordance with the Staff’s  comment.

Risk Factors

“While the approval of the China Securities Regulatory Commission...”, page 17

5.	We note your revised disclosure in response to comment 5. Please clarify what you mean by “oversea[s] offerings of securities to foreign investors like ours.” To the extent you are referring to your corporate structure or otherwise, please state as much. Please also clarify your statement that examination and approval license requirements are only applicable to issuers which are formed as PRC joint-stock companies in China under PRC law, and why this means that you do not need CSRC approval.

RESPONSE: We respectfully advise the Staff that we refer “oversea[s] offerings of securities to foreign investors like ours” to the overseas offerings to foreign investors of securities of foreign issuers who indirectly hold the rights and interests of Chinese domestic enterprises through the holding corporate structure like ours. We respectfully advise the Staff that examination and approval license requirements are only applicable to issuers which are formed as PRC joint-stock companies in China under PRC law, and that none of our operating PRC Subsidiaries is formed as a PRC joint-stock company in China, and as such, we do not need CSRC approval.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Lawrence Venick at +86 (10) 5954-3688, lvenick@loeb.com, or Vivien Bai at 212-407-4933, vbai@loeb.com. Thank you for your time and attention to this filing.

Addentax Group Corporation

/s/ Zhida Hong
	Name:	Zhida Hong
	Title:	Chief Executive Officer
cc: Lawrence Venick

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